

Mail Stop 3561

March 10, 2016

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 5000
Santa Monica, CA 90404

     Re: **Lions Gate Entertainment Corp.**
              Form 10-K for the Fiscal Year Ended March 31, 2015
              Response Dated March 4, 2016
              File No. 001-14880

Dear Mr. Barge:

We have reviewed your March 4, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2016 letter.

Notes to Audited Consolidated Financial Statements

12. Income Taxes, page F-36

1. We note from your response to our prior comment 2 that the foreign rate differential reconciling item in fiscal 2015 is primarily driven by the Canadian tax laws, particularly the favorable permanent book-tax difference for certain foreign affiliate dividends. Please revise your disclosure in Note 12 to clearly explain the nature of this significant reconciling item.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Transportation and Leisure